Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2014 AND DECEMBER 31, 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$196,331	$162,237
Restricted cash (Note 5)	7,654	9,527
Accounts receivable, net	30,471	21,873
Insurance claims	405	2,569
Due from related companies (Note 2)	2,326	1,084
Advances and other	12,795	13,097
Inventories	18,421	19,660
Prepaid insurance and other	2,341	2,354
Current portion of financial instruments-Fair value (Note 6)	45	140

Total current assets	270,789	232,541

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	474	1,438
FIXED ASSETS (Note 3)
Advances for vessels under construction	105,710	58,521
Vessels	2,710,844	2,710,418
Accumulated depreciation	(560,905)	(537,350)

Vessels’ Net Book Value	2,149,939	2,173,068

Total fixed assets	2,255,649	2,231,589

DEFERRED CHARGES, net (Note 4)	17,189	17,331

Total assets	$2,545,101	$2,483,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$125,352	$126,361
Payables	44,745	52,319
Due to related companies (Note 2)	4,316	6,930
Dividends payable	3,602	—
Accrued liabilities	16,963	16,628
Accrued bank interest	7,543	6,058
Unearned revenue	9,407	14,014
Current portion of financial instruments - Fair value (Note 6, 11)	5,134	5,962

Total current liabilities	217,062	228,272

LONG-TERM DEBT, net of current portion (Note 5)	1,229,045	1,253,937

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6)	3,942	4,027

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and outstanding at March 31, 2014 and December 31, 2013.	4,000	4,000
Common stock, $ 1.00 par value; 85,000,000 shares authorized at March 31, 2014 and December 31, 2013; 72,042,295 and 57,969,448 issued and outstanding at March 31, 2014 and December 31, 2013 respectively.	72,042	57,969
Additional paid-in capital	576,159	500,737
Accumulated other comprehensive loss	(7,314)	(6,789)
Retained earnings	439,036	430,548

Total Tsakos Energy Navigation Limited stockholders’ equity	1,083,923	986,465
Noncontrolling Interest	11,129	11,198

Total stockholders’ equity	1,095,052	997,663

Total liabilities and stockholders’ equity	$2,545,101	$2,483,899

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended March 31
	2014	2013
VOYAGE REVENUES:	$130,288	$97,693
EXPENSES:
Commissions	4,999	3,764
Voyage expenses	34,009	24,526
Vessel operating expenses	36,445	31,325
Depreciation	23,593	22,271
Amortization of deferred dry-docking costs	1,262	1,190
Management fees (Note 2(a))	4,030	3,940
General and administrative expenses	1,397	1,137
Foreign currency (gains)/losses	55	(157)

Total expenses	105,790	87,996

Operating income	24,498	9,697

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(9,526)	(9,625)
Interest income	46	85
Other, net	(520)	1,002

Total other expenses, net	(10,000)	(8,538)

Net income	14,498	1,159

Less: Net loss/(income) attributable to the noncontrolling interest	69	(139)

Net income attributable to Tsakos Energy Navigation Limited	$14,567	$1,020

Effect of preferred dividends	(2,109)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	12,458	—

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.19	$0.02

Weighted average number of shares, basic and diluted	66,644,613	56,443,237

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2014	2013
Net income	$14,498	$1,159

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(679)	1,430
Amortization of deferred loss on dedesignated financial instruments	154	216

Total unrealized (losses)/ gains from hedging financial instruments	(525)	1,646
Unrealized gain on marketable securities	—	2

Other Comprehensive (loss)/income	(525)	1,648

Comprehensive income	13,973	2,807

Less: comprehensive loss/(income) attributable to the noncontrolling interest	69	(139)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$14,042	$2,668

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2013	$		$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840
Net income/(loss)					1,020		1,020	139	1,159
- Other comprehensive income (loss)						1,648	1,648		1,648

BALANCE, March 31, 2013	$		$56,443	$404,391	$479,448	$(13,080)	$927,202	$2,445	$929,647
BALANCE, January 1, 2014		$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income/(loss)					14,567		14,567	(69)	14,498
- Issuance of common stock			12,995	69,376			82,371		82,371
- Issuance of common stock under distribution agency agreement			1,078	6,046			7,124		7,124
- Cash dividends declared ($0.05 per share)					(3,602)		(3,602)		(3,602)
- Dividends paid on Series B preferred shares					(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares					(1,477)		(1,477)		(1,477)
- Other comprehensive income (loss)						(525)	(525)		(525)

BALANCE March 31, 2014		$4,000	$72,042	$576,159	$439,036	$(7,314)	$1,083,923	$11,129	$1,095,052

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2014	2013
Cash Flows from Operating Activities:

Net income	$14,498	$1,159
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,593	22,270
Amortization of deferred dry-docking costs	1,262	1,190
Amortization of loan fees	313	195
Change in fair value of derivative instruments	(418)	(726)
Payments for dry-docking	(1,388)	(1,151)
(Increase) Decrease in:
Receivables	(7,374)	685
Inventories	1,239	(5,488)
Prepaid insurance and other	13	797
Increase (Decrease) in:
Payables	(10,188)	10,914
Accrued liabilities	1,820	4,814
Unearned revenue	(4,607)	5,151

Net Cash provided by Operating Activities	18,763	39,810

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(47,188)	(7,439)
Vessel acquisitions and/or improvements	(426)	(50,739)

Net Cash used in Investing Activities	(47,614)	(58,178)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	46,000
Financing costs	(44)	(28)
Payments of long-term debt	(25,902)	(51,694)
Decrease in restricted cash	1,873	12,275
Proceeds from stock issuance program, net	89,495	—
Cash dividends	(2,477)	—

Net Cash provided by Financing Activities	62,945	6,553

Net increase/(decrease) in cash and cash equivalents	34,094	(11,815)
Cash and cash equivalents at beginning of period	162,237	144,297

Cash and cash equivalents at end of period	$196,331	$132,482

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

The consolidated balance sheet as of December 31, 2013 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the three-month period ended March 31, 2014.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2014	2013
Tsakos Shipping and Trading S.A. (commissions)	1,841	1,219
Tsakos Energy Management Limited (management fees)	3,878	3,865
Tsakos Columbia Shipmanagement S.A.	336	312
Argosy Insurance Company Limited	2,333	2,084
AirMania Travel S.A.	1,034	1,218

Total expenses with related parties	9,422	8,698

Balances due from and to related parties are as follows:

	March 31, 2014	December 31, 2013
Due from related parties
Tsakos Columbia Shipmanagement Ltd.	2,326	1,084

Total due from related parties	2,326	1,084

Due to related parties
Tsakos Shipping and Trading S.A.	1,078	555
Tsakos Energy Management Limited	5	92
Argosy Insurance Company Limited	2,978	6,008
AirMania Travel S.A.	255	275

Total due to related parties	4,316	6,930

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

There is also at March 31, 2014 an amount of $516 ($319 at December 31, 2013) due to Tsakos Shipping and Trading S.A. and $404 ($356 at December 31, 2013) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0, of which $10.0 is paid to the Management Company and $25.0 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed to $35.0, per vessel. Since the expiry of the bareboat charter of the VLCC Millenium on July 30, 2013, management fees for this vessel are $27.5 per month, of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which, effective September 22, 2013, $12.0 are paid to a third party manager.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2014 to pay the Management Company an amount of approximately $162,817, calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at March 31, 2014, are:

Year	Amount
April to December 2014	13,462
2015	17,950
2016	17,952
2017	18,400
2018	18,592
2019 to 2024	102,257

188,613

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 from January 1, 2012. These fees in total amounted to $367 and $170 during the three months ended March 31, 2014 and 2013, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first quarter of 2014 and 2013 there were no sales or purchases of vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first quarter of 2014, $209 in aggregate was charged for supervision fees on the DP2 shuttle tankers Rio 2016 and Brasil 2014.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

There were no vessel acquisitions in the first quarter of 2014. During the first quarter of 2013, the Company acquired the new-building DP2 suezmax shuttle tanker Rio 2016 at a cost of $99,429, of which $49,334 was paid in the first quarter of 2013.

Sales

There were no vessel sales in the first quarters of 2014 and 2013.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,851 and $12,724, at March 31, 2014 and December 31, 2013, respectively, and loan fees, net of accumulated amortization, amounted to $4,338 and $4,607 at March 31, 2014 and December 31, 2013, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long –Term Debt

Facility	March 31, 2014	December 31, 2013
(a) Credit Facilities	793,665	808,218
(b) Term Bank Loans	560,732	572,080

Total	1,354,397	1,380,298
Less – current portion	(125,352)	(126,361)

Long-term portion	1,229,045	1,253,937

(a)	Credit facilities

As at March 31, 2014, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At March 31, 2014 there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2014, interest on these facilities ranged from 1.46% to 5.69%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2014 amounted to $560,732. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at March 31, 2014, are based on LIBOR plus a spread. At March 31, 2014, interest on these term bank loans ranged from 1.83% to 3.24%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2014	2.44%
Three months ended March 31, 2013	2.48%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our Subsidaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $78,934 at March 31, 2014 and $78,144 at December 31, 2013, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain at all times an aggregate credit balance in a deposit account of $2,500, and another two loan agreements require the Company at each calendar month to transfer to and maintain in a retention account an amount equal to one-sixth of the next repayment installment plus the relevant fraction of interest.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long –Term Debt (continued)

As at March 31, 2014 and December 31, 2013, the Company was in non-compliance with minimum value-to-loan ratio contained in one of its debt agreements. In case of noncompliance with minimum value-to-loan ratios these agreements include terms according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective December 31, 2012 and for a period up to, and including, June 30, 2014, certain of the Company’s lenders formally waived their rights resulting from the aforementioned non-compliance of the value-to-loan covenant, while the remainder did not seek immediate remedial action. An amount of $3,525, relating to a term loan with outstanding principal of $33,000 at March 31, 2014 was reclassified within current liabilities at March 31, 2014, representing the amount that the Company would be required to pay to satisfy the remaining value-to-loan ratio shortfall contained in the loan agreement in the event the lenders were to request such additional security in the form of cash payment.

At March 31, 2014, the Company and its wholly owned subsidiaries were compliant with all other terms and original covenants (i.e., without giving effect to ratio reducing amendments and covenant waivers obtained in 2013), including the leverage ratio.

As at December 31, 2012, a subsidiary in which the Company has a 51% interest was not in compliance with the leverage ratio required by its loan. In this respect, in an amendatory agreement dated April 8, 2013 with the lenders, an existing waiver of the leverage ratio non-compliance was extended to June 30, 2014 (inclusive). At March 31, 2014, the subsidiary was fully compliant with the loan agreement (without giving effect to the amendment or waiver).

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of March 31, 2014, the Company’s working capital (non-restricted net current assets), amounted to $46.1 million ($5.3 million deficit at December 31, 2013). Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include but are not limited to the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales. Management believes such alternatives, along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after March 31, 2014, excluding the hull cover ratio shortfall of $3,525 discussed above, are as follows:

Period/Year	Amount
April to December 2014	94,593
2015	174,842
2016	270,406
2017	182,805
2018	297,431
2019 and thereafter	334,320

1,354,397

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Interest and Finance Costs, net

	March 31, 2014	March 31, 2013
Interest expense	8,847	10,268
Less: Interest capitalized	(532)	(746)

Interest expense, net	8,315	9,522
Interest swap cash settlements non-hedging	1,262	1,477
Bunkers swap cash settlements	(14)	(51)
Amortization of loan fees	313	195
Bank charges	77	88
Amortization of deferred loss on termination of financial instruments	154	216
Change in fair value of non-hedging financial instruments	(581)	(1,822)

Net total	9,526	9,625

At March 31, 2014, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $277,495 maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.05% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At March 31, 2014, the Company held five of the six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating $219,745. The fair value of such financial instruments as at March 31, 2014 and December 31, 2013 in aggregate amounted to $4,135 (negative) and $3,409 (negative), respectively. The estimated net amount of cash flow hedge losses at March 31, 2014 that is estimated to be reclassified into earnings within the next twelve months is $1,993.

At March 31, 2014 and December 31, 2013, the Company held one and two interest rate swaps respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during the quarters ended March 31, 2014 and 2013 have been included in change in fair value of non-hedging financial instruments in the table above and amounted to $710 (positive) and $1,780 (positive), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Interest and Finance Costs, net (continued)

During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows were deemed probable of occurring (nil at March 31, 2014), was being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continued. The remaining balance of $154 at December 31, 2013 was fully amortized in the first quarter of 2014 and the amount amortized during the quarter ended March 31, 2013 was $216.

At March 31, 2014 and December 31, 2013, the Company had five bunker swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as at March 31, 2014 and December 31, 2013 was $48 (positive) and $177 (positive), respectively. The changes in their fair values during the first quarter of 2014 and 2013 amounting to $129 (negative) and $42 (positive) respectively, have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

7.	Stockholders’ Equity

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $82,371.

On January 30, 2014, the Company paid dividends of $0.50 per share, $1,000 in total, on its 8.00% Series B Preferred Shares and $0.73958 per share, $1,477 in total, on its 8.875% Series C Preferred Shares.

On March 17, 2014, the Company declared dividends of $0.05 per share of common stock outstanding, which were paid on May 22, 2014 to shareholders of record as of May 19, 2014 (Note 12). During the three-month period ended March 31, 2013 the Company did not declare any dividends.

8.	Accumulated other comprehensive loss

In the first quarter of 2014, Accumulated other comprehensive loss increased with unrealized losses of $525, of which $679 resulted from changes in fair value of financial instruments and $154 related to losses which were amortized to income on the de-designation of one interest rate swap. In the first quarter of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $1,648, which $1,430 resulted from changes in fair value of financial instruments, $216 related to losses which were amortized to income on the de-designation of one interest rate swap and $2 resulted from unrealized gains on marketable securities.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	Three months ended March 31, 2014	Three months ended March 31, 2013
Numerator:

Net income attributable to Tsakos Energy Navigation Limited	14,567	1,020
Preferred share dividends Series B	(1,000)	—
Preferred share dividends Series C	(1,109)	—

Net income attributable to common stockholders	12,458	1,020

Denominator:
Weighted average common shares outstanding	66,644,613	56,443,237

Basic and diluted earnings per common share	$0.19	$0.02

There were no outstanding RSUs during the three months ended March 31, 2014 and 2013.

10.	Commitments and Contingencies

On February 26, 2014 the Company signed four new-building contracts with a Korean owned yard in Romania for the construction of four aframax crude carriers. As at March 31, 2014, the Company had under construction the four aframax tankers under newly signed contracts, another five aframax crude oil carriers under construction at the same yard pursuant to contracts signed in December 2013 and one LNG carrier. The total contracted amount remaining to be paid for the ten vessels under construction, plus the extra costs agreed as at March 31, 2014 was $587,125. Scheduled remaining payments as at March 31, 2014 were $77,738 from April to December 2014, $56,864 in 2015, $297,663 in 2016 and $154,860 in 2017. In addition, under a contract to build a shuttle tanker with a Korean shipbuilding yard, agreed in 2012, an amount of $4,500 was paid in 2013 as part of the first installment. However, the contract was suspended as the Company reconsidered the type of vessel to be constructed. A new proposal from the yard is currently being considered which provides that the amount of $4,500 already paid shall be considered as being part of the initial installment of a new-building that will be decided upon. In case an agreement for an alternative project is not reached, the amount of $4,500 may be considered by the yard as compensation against the Company’s default under the initial agreement and the yard may claim additional compensation if the amount is found insufficient to cover shipyard’s losses.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Commitments and Contingencies (continued)

Charters-out

The future minimum revenues of vessels in operation at March 31, 2014, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April to December 2014	140,418
2015	128,660
2016	77,582
2017	53,185
2018 to 2028	441,134

Minimum charter payments	840,979

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $47,998, as compared to its carrying amount of $49,402. The fair value of the investment equates to the amount that would be received by the Company in the event of a sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements and the bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued):

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium, at December 31, 2013, was determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2014 and December 31, 2013 are as follows:

	Carrying Amount March 31, 2014	Fair Value March 31, 2014	Carrying Amount December 31, 2013	Fair Value December 31, 2013
Financial assets/(liabilities)
Cash and cash equivalents	196,331	196,331	162,237	162,237
Restricted cash	7,654	7,654	9,527	9,527
Investments	1,000	1,000	1,000	1,000
Debt	1,354,397	1,352,993	1,380,298	1,378,753

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the consolidated balance sheet, as a component of Accumulated other comprehensive loss.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued):

Fair Value of Derivative Instruments
		Asset Derivatives		Liability Derivatives
		March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	2,471	2,365
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	471	1,401	2,136	2,445

	Subtotal	471	1,401	4,607	4,810

		Asset Derivatives		Liability Derivatives
		March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	2,663	3,597
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	1,806	1,582
Bunker swaps	Current portion of financial instruments-Fair value	45	140	—	—
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	3	37	—	—

	Subtotal	48	177	4,469	5,179

	Total derivatives	519	1,578	9,076	9,989

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued):

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
		Amount Three months ended March 31,
Derivative		2014	2013
Interest rate swaps		(1,471)	(208)

Total		(1,471)	(208)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
		Amount Three months ended March 31,
Derivative	Location	2014	2013
Interest rate swaps	Depreciation expense	(38)	(29)
Interest rate swaps	Interest and finance costs, net	(907)	(1,824)

Total		(945)	(1,853)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of March 31, 2014 and December 31, 2013 was $7,314 and $6,789 respectively.

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Operations

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations
		Amount Three months ended March 31,
Derivative	Location	2014	2013
Interest rate swaps	Interest and finance costs, net	(553)	303
Bunker swaps	Interest and finance costs, net	(115)	92

Total		(668)	395

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued):

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2014 and December 31, 2013 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	March 31, 2014	December 31, 2013
Interest rate swaps	(8,605)	(8,588)
Bunker swaps	48	177

	(8,557)	(8,411)

The following tables present the fair values of items measured at fair value on a nonrecurring basis as of March 31, 2014 and December 31, 2013, using Level 2 inputs.

Nonrecurring basis	March 31, 2014 Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	December 31, 2013 Significant Other Observable Inputs Assets/(Liabilities) (Level 2)
Vessels	$—	$95,250

	$—	$95,250

12.	Subsequent Events

(a)	On April 15, 2014, the Company announced a dividend of $0.50 per share on its 8% Series B Preferred shares payable on April 30, 2014 to shareholders of record as of April 29, 2014. On the same day the Company also announced a dividend of $0.55469 per share on its 8.875% Series C Preferred Shares payable on April 30, 2014 to shareholders of record as of April 25, 2014.

(b)	On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $76,851. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price per share for net proceeds of $11,503.

(c)	On May 12, 2014, the Company signed agreements to buy the suezmax vessels, Eurovision, built in 2013, and Euro, built in 2012, from affiliated companies. The acquisition price for Eurovision, is $61,500 and for Euro $59,500. The expected delivery of Eurovision is on June 16, 2014 or June 17, 2014 and of Euro in early July 2014.

(d)	On May 16, 2014, the Company declared a dividend of $0.05 per share of common stock outstanding, to be paid on August 14, 2014 to shareholders of record as of August 11, 2014.

(e)	On May 22, 2014, the Company paid the dividend of $0.05 per common share, or $4,152 in total, to common shareholders of record as of May 19, 2014, declared on March 17, 2014.

(f)	On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from US$100,000,000 consisting of 85 million Common Shares of a par value of $1.00 each and 15 million Preferred Shares of a par value of $1.00 each, to US$200,000,000, consisting of 185 million Common Shares of a par value of $1.00 each and 15 million Preferred Shares of a par value of $1.00 each.